Exhibit 1

For Immediate Release	8 March 2011

ANNOUNCEMENT

WPP plc ("WPP")

WPP was notified today of changes in the share ownership of executive directors of the company pursuant to the exercise and satisfaction of awards under the 2004 Leadership Equity Acquisition Plan ("LEAP") granted in 2006.

WPP was also notified today of changes in the share ownership of executive directors of the company pursuant to the vesting of the 2008 Executive Share Awards ("ESA") granted in 2009.

On 7 March 2011, Sir Martin Sorrell became entitled to receive 208,015 shares pursuant to his ESA granted in 2009, all of which he has retained.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 17,065,616 shares (inclusive of the shares acquired pursuant to the awards granted under LEAP in 2004 and 2005, receipt of which have been deferred), representing 1.3501% of the issued share capital of WPP. In addition, the JMMRJ Sorrell Charitable Foundation is interested in 541,936  ordinary shares, representing 0.0429% of the issued share capital  of WPP.

On 7 March 2011, Mr Paul Richardson became entitled to receive 151,936 shares pursuant to his ESA granted in 2009.  On 7 March 2011, Mr Richardson exercised his option to receive the shares which vested pursuant to the award granted under LEAP in 2006 in relation to 304,990 shares.  On 7 March 2011, Mr Richardson sold 415,926 shares in order to fund taxes and other financial commitments.

At today’s date, Mr Richardson's beneficial holding is 535,790 shares, representing 0.0424% of WPP's issued share capital.

On 7 March 2011, Mr Mark Read became entitled to receive 63,536 shares pursuant to his ESA granted in 2009.  On 7 March 2011, Mr Read exercised his option to receive the shares which vested pursuant to the award granted under LEAP in 2006 in relation to 76,246 shares.  On 7 March 2011, Mr Read sold 139,782 shares in order to fund taxes and other financial commitments.

At today’s date, Mr Read's beneficial holding is 97,126 shares, representing 0.0077% of WPP's issued share capital.

Contact:

Feona McEwan, WPP                                                                +44 (0)207 408 2204

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